Exhibit 99.1

FinVolution Group Reports First Quarter 2024 Unaudited Financial Results

-First Quarter China Transaction Volume reached RMB46.1 billion, up 10.3% year-over-year-

-First Quarter International Transaction Volume reached RMB2.21 billion, up 40.8% year-over-year-

-First Quarter International Revenues increased to RMB594.8 million, up 32.9% year-over-year and contributing 18.8% of total net revenues-

SHANGHAI, May 15, 2024 /PRNewswire/ – FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced its unaudited financial results for the first quarter ended March 31, 2024.

	For the Three Months Ended/As of		YoY Change
	March 31, 2023	March 31, 2024
Total Transaction Volume (RMB in billions)[1]	43.4	48.3	11.3%
Transaction Volume (China’s Mainland)[2]	41.8	46.1	10.3%
Transaction Volume (International)[3]	1.57	2.21	40.8%
Total Outstanding Loan Balance (RMB in billions)	62.3	65.3	4.8%
Outstanding Loan Balance (China’s Mainland)[4]	61.3	64.0	4.4%
Outstanding Loan Balance (International)[5]	0.95	1.27	33.7%

First Quarter 2024 China Market Operational Highlights

•	Cumulative registered users[6] reached 158.7 million as of March 31, 2024, an increase of 8.3% compared with March 31, 2023.

•	Cumulative borrowers[7] reached 25.5 million as of March 31, 2024, an increase of 6.3% compared with March 31, 2023.

•	Number of unique borrowers[8] for the first quarter of 2024 was 1.8 million, a decrease of 18.2% compared with the same period of 2023.

•	Transaction volume[2] reached RMB46.1 billion for the first quarter of 2024, an increase of 10.3% compared with the same period of 2023.

•	Transaction volume facilitated for repeat individual borrowers[9] for the first quarter of 2024 was RMB39.3 billion, an increase of 5.9% compared with the same period of 2023.

•	Outstanding loan balance[4] reached RMB64.0 billion as of March 31, 2024, an increase of 4.4% compared with March 31, 2023.

•	Average loan size[10] was RMB10,121 for the first quarter of 2024, compared with RMB7,908 for the same period of 2023.

•	Average loan tenure[11] was 8.2 months for the first quarter of 2024, compared with 8.5 months for the same period of 2023.

•	90 day+ delinquency ratio[12] was 2.45% as of March 31, 2024, compared with 1.72% as of March 31, 2023.

First Quarter 2024 International Market Operational Highlights

•	Cumulative registered users[13] reached 26.8 million as of March 31, 2024, an increase of 49.7% compared with March 31, 2023.

•	Cumulative borrowers[14] for the international market reached 5.1 million as of March 31, 2024, an increase of 37.8% compared with March 31, 2023.

•	Number of unique borrowers[15] for the first quarter of 2024 was 0.85 million, an increase of 14.9% compared with the same period of 2023.

•	Number of new borrowers[16] for the first quarter of 2024 was 0.34 million, an increase of 9.7% compared with the same period of 2023.

•	Transaction volume[3] reached RMB2.21 billion for the first quarter of 2024, an increase of 40.8% compared with the same period of 2023.

•	Outstanding loan balance[5] reached RMB1.27 billion as of March 31, 2024, an increase of 33.7% compared with March 31, 2023.

•

International business revenue was RMB594.8 million (US$82.4 million) for the first quarter of 2024, an increase of 32.9% compared with the same period of 2023, representing 18.8% of total revenue for the first quarter of 2024.

First Quarter 2024 Financial Highlights

•	Net revenue was RMB3,165.1 million (US$438.4 million) for the first quarter of 2024, compared with RMB3,050.6 million for the same period of 2023.

•	Net profit was RMB532.0 million (US$73.7 million) for the first quarter of 2024, compared with RMB689.8 million for the same period of 2023.

•

Non-GAAP adjusted operating income,[17] which excludes share-based compensation expenses before tax, was RMB658.7 million (US$91.2 million) for the first quarter of 2024, compared with RMB762.6 million for the same period of 2023.

•

Diluted net profit per American depositary share (“ADS”) was RMB1.97 (US$0.27) and diluted net profit per share was RMB0.39 (US$0.05) for the first quarter of 2024, compared with RMB2.42 and RMB0.48 for the same period of 2023 respectively.

•

Non-GAAP diluted net profit per ADS was RMB2.08 (US$0.29) and non-GAAP diluted net profit per share was RMB0.42 (US$0.06) for the first quarter of 2024, compared with RMB2.49 and RMB0.50 for the same period of 2023 respectively. Each ADS of the Company represents five Class A ordinary shares of the Company.

[1]	Represents the total transaction volume facilitated in China’s Mainland and the international markets on the Company’s platforms during the period presented.
[2]	Represents our transaction volume facilitated in China’s Mainland during the period presented.
[3]	Represents our transaction volume facilitated in markets outside China’s Mainland during the period presented.
[4]	Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market excluding loans delinquent for more than 180 days from such date.
[5]	Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in the international markets excluding loans delinquent for more than 30 days from such date.
[6]	On a cumulative basis, the total number of users in China’s Mainland market registered on the Company’s platform as of March 31, 2024.
[7]	On a cumulative basis, the total number of borrowers in China’s Mainland market registered on the Company’s platform as of March 31, 2024.
[8]	Represents the total number of borrowers in China’s Mainland who have successfully borrowed on the Company’s platform during the period presented.
[9]	Represents the transaction volume facilitated for repeat borrowers in China’s Mainland who successfully completed a transaction on the Company’s platform during the period presented.
[10]	Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.
[11]	Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.
[12]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on-and-off balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on-and-off balance sheet loans on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

[13]	On a cumulative basis, the total number of users registered on the Company’s platforms outside China’s Mainland market as of March 31, 2024.
[14]	On a cumulative basis, the total number of borrowers on the Company’s platforms outside China’s Mainland market, as of March 31, 2024.
[15]	Represents the total number of borrowers outside China’s Mainland who have successfully borrowed on the Company platforms during the period presented.
[16]	Represents the total number of new borrowers outside China’s Mainland whose transactions were facilitated on the Company’s platforms during the period presented.
[17]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Tiezheng Li, Chief Executive Officer of FinVolution, commented, “In line with our Local Focus, Global Outlook strategy, we had cumulatively served 30.7 million borrowers across China, Indonesia and the Philippines as of the end of the first quarter of 2024. Our first quarter performance highlights our strategy’s effectiveness as well as its flexibility. Transaction volume in the China market reached RMB46.1 billion, up 10.3% year-over-year, while outstanding loan balance increased to RMB64.0 billion, up 4.4% year-over-year.

“Our international markets continued to deliver solid growth with transaction volume reaching RMB2.21 billion, up 40.8% year-over-year while outstanding loan balance further expanded to RMB1.27 billion, up 33.7% year-over-year, demonstrating our ability to capture opportunities in various countries,” concluded Mr. Li.

Mr. Jiayuan Xu, FinVolution’s Chief Financial Officer, continued, “Our financial performance improved progressively with net revenues for the quarter reaching RMB3,165.1 million (US$438.4 million), up 3.8% year-over-year. Notably, contributions from international revenue grew to RMB594.8 million (US$82.4 million), up 32.9% year-over-year, and representing 18.8% of total revenue. Our total liquidity position as of March 31, 2024 stood at RMB8,535.3 million (US$1,182.1 million), up 10.1% year-over-year.

“As part of our commitment to consistently return value to shareholders, we deployed US$27.2 million in the first quarter of 2024 to repurchase our shares on the secondary market. Cumulatively, we have returned a total of US$632.2 million to our shareholders through our capital return program since 2018, demonstrating our consistent and sustainable commitment to our shareholders,” concluded Mr. Xu.

First Quarter 2024 Financial Results

Net revenue for the first quarter of 2024 was RMB3,165.1 million (US$438.4 million), compared with RMB3,050.6 million for the same period of 2023. This increase was primarily due to the increase in guarantee income and other revenue.

Loan facilitation service fees was RMB985.9 million (US$136.6 million) for the first quarter of 2024, compared with RMB1,168.3 million for the same period of 2023. This decrease was primarily due to the decrease in service fee rates, partially offset by the increase in transaction volume.

Post-facilitation service fees was RMB465.2 million (US$64.4 million) for the first quarter of 2024, compared with RMB487.2 million for the same period of 2023. This decrease was primarily due to the decrease in service fee rates and the rolling impact of deferred transaction fees.

Guarantee income was RMB1,346.1 million (US$186.4 million) for the first quarter of 2024, compared with RMB986.5 million for the same period of 2023. This increase was primarily due to the increased outstanding loan balance of off-balance sheet loans, higher guarantee rates and the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income was RMB231.3 million (US$32.0 million) for the first quarter of 2024, compared with RMB285.6 million for the same period of 2023. This decrease was primarily due to the decrease in the average outstanding loan balances of on-balance sheet loans.

Other revenue was RMB136.5 million (US$18.9 million) for the first quarter of 2024, compared with RMB123.1 million for the same period of 2023. This increase was primarily due to the increase in customer referral fees from financial institutions.

Origination, servicing expenses and other costs of revenue was RMB539.6 million (US$74.7 million) for the first quarter of 2024, compared with RMB512.4 million for the same period of 2023. This increase was primarily due to the increase in facilitation costs and loan collection expenses as a result of higher transaction volume.

Sales and marketing expenses was RMB449.2 million (US$62.2 million) for the first quarter of 2024, compared with RMB397.1 million for the same period of 2023, as a result of our more proactive customer acquisition efforts focusing on better quality borrowers in both China and the international markets.

Research and development expenses was RMB120.5 million (US$16.7 million) for the first quarter of 2024, compared with RMB126.2 million for the same period of 2023. This decrease was primarily due to the increase in technology development efficiency.

General and administrative expenses was RMB82.3 million (US$11.4 million) for the first quarter of 2024, compared with RMB85.4 million for the same period of 2023. This decrease was primarily due to the increase in operating efficiency and rent savings.

Provision for accounts receivable and contract assets was RMB65.7 million (US$9.1 million) for the first quarter of 2024, compared with RMB63.2 million for the same period of 2023. This increase was primarily due to the increase in loan volume and outstanding loan balances of off-balance sheet loans.

Provision for loans receivable was RMB81.3 million (US$11.3 million) for the first quarter of 2024, compared with RMB143.3 million for the same period of 2023. This decrease was primarily due to the decrease in the loan volume and the outstanding loan balances of on-balance sheet loans in the international markets.

Credit losses for quality assurance commitment was RMB1,198.1 million (US$165.9 million) for the first quarter of 2024, compared with RMB980.7 million for the same period of 2023. The increase was primarily due to the increases in delinquency rates, loan volume and outstanding loan balance in the international markets.

Operating profit was RMB628.4 million (US$87.0 million) for the first quarter of 2024, compared with RMB742.3 million for the same period of 2023.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB658.7 million (US$91.2 million) for the first quarter of 2024, compared with RMB762.6 million for the same period of 2023.

Other income was RMB31.0 million (US$4.3 million) for the first quarter of 2024, compared with RMB82.8 million for the same period of 2023. This decrease was mainly due to the decrease in exchange gains.

Income tax expense was RMB127.5 million (US$17.7 million) for the first quarter of 2024, compared with RMB135.2 million for the same period of 2023. This decrease was mainly due to the decrease in pre-tax profit and the change in effective tax rate.

Net profit was RMB532.0 million (US$73.7 million) for the first quarter of 2024, compared with RMB689.8 million for the same period of 2023.

Net profit attributable to ordinary shareholders of the Company was RMB527.7 million (US$73.1 million) for the first quarter of 2024, compared with RMB695.9 million for the same period of 2023.

Diluted net profit per ADS was RMB1.97 (US$0.27) and diluted net profit per share was RMB0.39 (US$0.05) for the first quarter of 2024, compared with RMB2.42 and RMB0.48 for the same period of 2023 respectively.

Non-GAAP diluted net profit per ADS was RMB2.08 (US$0.29) and non-GAAP diluted net profit per share was RMB0.42 (US$0.06) for the first quarter of 2024, compared with RMB2.49 and RMB0.50 for the same period of 2023 respectively. Each ADS represents five Class A ordinary shares of the Company.

As of March 31, 2024, the Company had cash and cash equivalents of RMB6,211.5 million (US$860.3 million) and short-term investments, mainly in wealth management products and term deposit, of RMB2,323.8 million (US$321.8 million).

The following chart shows the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for loan products facilitated through the Company’s platform in China’s Mainland as of March 31, 2024:

Shares Repurchase Update

For the first quarter of 2024, the Company deployed a total of US$27.2 million to repurchase its own Class A ordinary shares in the form of ADSs in the market. As of March 31, 2024, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$307.2 million since 2018.

Business Outlook

While the macroeconomic recovery continued to gain traction with pockets of improvement since the beginning of 2024, uncertainties persist in the markets in which we operate. The Company has observed encouraging signs of recovery and will continue to closely monitor macro conditions across our pan-Asian markets and remain prudent in our business operations. The Company reiterates its full year 2024 transaction volume guidance for the China market in the range of RMB195.7 billion to RMB205.0 billion, representing year-over-year growth of approximately 5.0% to 10.0%. At the same time, the Company expects its full year 2024 transaction volume for the international markets to be in the range of RMB9.4 billion to RMB11.0 billion, representing year-over-year growth of approximately 20.0% to 40.0%.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customers’ and institutional partners’ demands, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:30 PM U.S. Eastern Time on May 15, 2024 (8:30 AM Beijing/Hong Kong Time on May 16, 2024).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
Canada (toll free):	+1-855-669-9657
International:	+1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	+852-3018-4992
Mainland, China:	400-120-1203

Participants should dial in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 22, 2024, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
Canada (toll free):	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	3495737

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China and the international markets connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of March 31, 2024, the Company had over 185.5 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the rate in effect as of March 29, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan, IRC

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,969,319	6,211,480	860,280
Restricted cash	1,800,071	1,378,568	190,929
Short-term investments	2,960,821	2,323,835	321,847
Investments	1,135,133	1,150,379	159,326
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB529,392 and RMB545,725 as of December 31, 2023 and March 31, 2024, respectively	1,755,615	1,794,789	248,575
Intangible assets	98,692	98,692	13,669
Property, equipment and software, net	140,933	613,883	85,022
Loans receivable, net of credit loss allowance for loans receivable of RMB214,550 and RMB204,264 as of December 31, 2023 and March 31, 2024, respectively	1,127,388	954,064	132,136
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB310,394 and RMB289,346 as of December 31, 2023 and March 31, 2024, respectively	2,208,538	2,128,610	294,809
Deferred tax assets	1,624,325	1,824,847	252,738
Right of use assets	38,110	32,082	4,443
Prepaid expenses and other assets	3,384,317	2,837,919	393,047
Goodwill	50,411	50,411	6,982

Total assets	21,293,673	21,399,559	2,963,803

Liabilities and Shareholders’ Equity
Deferred guarantee income	1,882,036	1,826,629	252,985
Liability from quality assurance commitment	3,306,132	3,088,269	427,720
Payroll and welfare payable	261,528	165,193	22,879
Taxes payable	207,477	364,000	50,413
Short-term borrowings	5,756	5,688	788
Funds payable to investors of consolidated trusts	436,352	332,598	46,064
Contract liability	5,109	5,109	708
Deferred tax liabilities	340,608	333,264	46,157
Accrued expenses and other liabilities	941,899	984,411	136,339
Leasing liabilities	35,878	33,152	4,591
Dividends payable	—	441,331	61,124

Total liabilities	7,422,775	7,579,644	1,049,768

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	14
Additional paid-in capital	5,748,734	5,776,852	800,085
Treasury stock	(1,199,683)	(1,391,529)	(192,725)
Statutory reserves	762,472	762,472	105,601
Accumulated other comprehensive income	80,006	91,138	12,622
Retained Earnings	8,357,153	8,443,523	1,169,414

Total FinVolution Group shareholders’ equity	13,748,785	13,682,559	1,895,011

Non-controlling interest	122,113	137,356	19,024

Total shareholders’ equity	13,870,898	13,819,915	1,914,035

Total liabilities and shareholders’ equity	21,293,673	21,399,559	2,963,803

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2023	2024
	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	1,168,253	985,940	136,551
Post-facilitation service fees	487,171	465,192	64,428
Guarantee income	986,520	1,346,115	186,435
Net interest income	285,632	231,307	32,036
Other Revenue	123,067	136,527	18,909

Net revenue	3,050,643	3,165,081	438,359

Operating expenses:
Origination, servicing expenses and other cost of revenue	(512,428)	(539,555)	(74,728)
Sales and marketing expenses	(397,118)	(449,209)	(62,215)
Research and development expenses	(126,216)	(120,495)	(16,688)
General and administrative expenses	(85,402)	(82,327)	(11,402)
Provision for accounts receivable and contract assets	(63,200)	(65,662)	(9,094)
Provision for loans receivable	(143,316)	(81,285)	(11,258)
Credit losses for quality assurance commitment	(980,683)	(1,198,099)	(165,935)

Total operating expenses	(2,308,363)	(2,536,632)	(351,320)

Operating profit	742,280	628,449	87,039

Other income, net	82,777	31,004	4,294

Profit before income tax expense	825,057	659,453	91,333
Income tax expenses	(135,237)	(127,477)	(17,655)

Net profit	689,820	531,976	73,678
Net profit attributable to non-controlling interest shareholders	(6,064)	4,275	592
Net profit attributable to FinVolution Group	695,884	527,701	73,086
Foreign currency translation adjustment, net of nil tax	(29,168)	11,132	1,542

Total comprehensive income attributable to FinVolution Group	666,716	538,833	74,628

Weighted average number of ordinary shares used in computing net income per share
Basic	1,410,573,744	1,311,510,218	1,311,510,218
Diluted	1,436,889,563	1,341,193,159	1,341,193,159
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.49	0.40	0.06
Diluted	0.48	0.39	0.05
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.47	2.01	0.28
Diluted	2.42	1.97	0.27

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	USD
Net cash provided by/(used in) operating activities	672,286	194,465	26,933
Net cash provided by/(used in) investing activities	1,805,886	925,545	128,187
Net cash provided by/(used in) financing activities	(886,716)	(291,148)	(40,324)
Effect of exchange rate changes on cash and cash equivalents	(26,403)	(8,204)	(1,137)
Net increase/(decrease) in cash, cash equivalent and restricted cash	1,565,053	820,658	113,659
Cash, cash equivalent and restricted cash at beginning of period	6,479,087	6,769,390	937,550
Cash, cash equivalent and restricted cash at end of period	8,044,140	7,590,048	1,051,209

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2023	2024
	RMB	RMB	USD
Net Revenues	3,050,643	3,165,081	438,359
Less: total operating expenses	(2,308,363)	(2,536,632)	(351,320)
Operating Income	742,280	628,449	87,039
Add: share-based compensation expenses	20,359	30,289	4,195
Non-GAAP adjusted operating income	762,639	658,738	91,234
Operating Margin	25.0%	19.9%	19.9%
Non-GAAP operating margin	25.6%	20.8%	20.8%
Non-GAAP adjusted operating income	762,639	658,738	91,234
Add: other income, net	82,777	31,004	4,294
Less: income tax expenses	(135,237)	(127,477)	(17,655)
Non-GAAP net profit	710,179	562,265	77,873
Net profit attributable to non-controlling interest shareholders	(6,064)	4,275	592
Non-GAAP net profit attributable to FinVolution Group	716,243	557,990	77,281
Weighted average number of ordinary shares used in computing net income per share
Basic	1,410,573,744	1,311,510,218	1,311,510,218
Diluted	1,436,889,563	1,341,193,159	1,341,193,159
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.51	0.43	0.06
Diluted	0.50	0.42	0.06
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.54	2.13	0.29
Diluted	2.49	2.08	0.29